Exhibit (a)(9)

For Immediate Release:

            LEUCADIA NATIONAL CORPORATION ANNOUNCES AMENDMENT TO, AND
          EXTENSION OF, THE TENDER OFFER RELATING TO ALLCITY INSURANCE
                              COMPANY COMMON SHARES

New York, NY - (Business Wire) - June 4, 2003. Leucadia National Corporation (NYSE and PCX: LUK) ("Leucadia") announced today that it has filed with the Securities and Exchange Commission (the "SEC") an amendment to the Schedule TO, in response to SEC comments, relating to the tender offer for all of the outstanding shares of common stock of Allcity Insurance Company (OTCBB: ALCI) ("Allcity") for $2.75 per share in cash not already owned by Leucadia and its affiliates.

           The Offer to Purchase, dated April 29, 2003, as amended, is being mailed to Allcity's shareholders beginning today. Leucadia also announced that it has extended the expiration date of the tender offer, which is currently scheduled to expire 12:00 p.m. New York City time on June 4, 2003. The tender offer, as extended, will expire at 9:00 a.m. New York City time on Wednesday, June 11, 2003. As of the close of business on Tuesday, June 3, 2003, 308,453 shares of Allcity common stock had been validly tendered and not properly withdrawn.

           Shareholders are urged to carefully read these materials before making any decision with respect to the tender offer. Shareholders may obtain copies of the Offer to Purchase and other documents filed with the SEC through the SEC's website at http://www.sec.gov.

           Innisfree M&A Incorporated is acting as the Information Agent in connection with this transaction and can be contacted at (212) 750-5833 (for banks and brokers) and for all others call toll free at (888) 750-5834.

CONTACT:   Leucadia National Corporation
           Laura Ulbrandt
           (212) 460-1900